April 30, 2009

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Platinum Underwriters Holdings, Ltd. and, under the date of February 26, 2009, we reported on the consolidated financial statements of Platinum Underwriters Holdings, Ltd. and subsidiaries as of and for the years ended December 31, 2008 and 2007, and the effectiveness of internal control over financial reporting as of December 31, 2008. On February 23, 2009, we were notified that the Audit Committee of the Board of Directors of Platinum Underwriters Holdings, Ltd. determined to nominate KPMG, a Bermuda partnership (“KPMG Bermuda”), as its principal accountant for the year ending December 31, 2009, subject to the approval of the shareholders of Platinum Underwriters Holdings, Ltd. at the Annual General Meeting of Shareholders to be held on April 29, 2009. On April 29, 2009, we were notified that the shareholders approved the nomination of KPMG Bermuda as the Company’s independent registered public accounting firm and the auditor-client relationship ceased on April 29, 2009. We have read Platinum Underwriters Holdings, Ltd.’s statements included under Item 4.01 of its Form 8-K dated April 30, 2009, and agree with such statements except that we are not in a position to agree or disagree with Platinum Underwriters Holdings, Ltd.’s statements in the first and second paragraphs of Item 4.01. We have also read Platinum Underwriters Holdings, Ltd.’s statements included under Item 4.01 in the Form 8-K dated February 27, 2009 and incorporated by reference into the Form 8-K dated April 30, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with Platinum Underwriters Holdings, Ltd.’s statements contained in the first and fourth paragraphs of Item 4.01 of that Form 8-K.

Very truly yours,

/s/ KPMG LLP